UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 6)
____________________
GENTIUM S.P.A.
(Name of Subject Company)
____________________
GENTIUM S.P.A.
(Names of Persons Filing Statement)
____________________
Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
____________________

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)

____________________
Dr. Khalid Islam
Chairman & Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
____________________
With copies to:

Lorenzo A. Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London, E14 5DS, England +44 20 7519 7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 24, 2013, as amended by those certain Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 filed with the SEC on January 10, 2014, January 17, 2014, January 22, 2014, January 23, 2014, and January 24, 2014, respectively (as amended, the "Statement"), by Gentium S.p.A., a società per azioni organized under the laws of the Republic of Italy (the "Company"). The Statement relates to a tender offer by Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) ("Purchaser"), a società per azioni organized under the laws of the Republic of Italy and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland ("Parent"), to purchase all of the outstanding ordinary shares, no par value, of the Company (the "Common Stock"), and the American Depositary Shares, each representing one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Company Shares") at a purchase price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Share Form of Acceptance (the "Share Form of Acceptance") and the ADS Letter of Transmittal (together with the Offer to Purchase and the Share Form of Acceptance, each as may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Tender Offer Statement on Schedule TO, dated December 23, 2013 (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the SEC on December 23, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 8.   ADDITIONAL INFORMATION.

Item 8 is hereby amended by deleting the first paragraph under the section titled "Purchaser's intentions following consummation of the Offer" on page 39 of the Statement in its entirety and inserting the following in lieu thereof:

"As set forth in the Schedule TO, Purchaser intends to cause the Company to seek to delist the ADSs from the Nasdaq Global Select Market and to cause the Company to terminate the existing deposit agreement between the Company and The Bank of New York, as ADS depositary, dated as of June 15, 2005 (the "Deposit Agreement"), under which the ADSs were issued. If the Deposit Agreement is terminated, holders of ADSs will be entitled to receive one share of Common Stock in exchange for each ADS held by such holders upon surrender by them of their ADSs. While the Deposit Agreement currently allows for holders of ADSs to exchange their ADSs for a period of one year following termination of the Deposit Agreement, the ADS depositary has advised Purchaser that it is willing to amend the Deposit Agreement to shorten such exchange period to 60 days. At any time after the expiration of the exchange period following the date of termination (which would be a 60-day period if the Deposit Agreement is so amended), the ADS depositary may sell the shares of Common Stock underlying ADSs that have not been surrendered and hold uninvested the proceeds on behalf of holders."

Item 8 is hereby amended by adding the following at the end of the section titled "Purchaser's intentions following consummation of the Offer" on page 39 of the Statement:

"On January 28, 2014, the Company Board met and, among other things, approved the voluntary delisting of the ADSs from Nasdaq and the deregistration of the Common Stock and ADSs under the Exchange Act. The Company Board also approved submitting proposals to delist the ADSs from Nasdaq and deregister the Common Stock and ADSs under the Exchange Act to an extraordinary meeting of the Company's shareholders to be held on February 28, 2014. At such meeting, Purchaser, as the holder of more than 66 2/3% of the then outstanding Company Shares, expects to vote in favor of the proposals to delist the ADSs from Nasdaq and deregister the Common Stock and ADSs under the Exchange Act.

Subject to approval by the Company's shareholders of the proposals to delist the ADSs from Nasdaq and deregister the Common Stock and ADSs under the Exchange Act, the Company intends to amend and terminate the Deposit Agreement shortly following such extraordinary meeting of the Company's shareholders such that, approximately 90 days following notice by the ADS depositary to the holders of ADSs of the amendment and termination of the Deposit Agreement, the ADS depositary will be able to sell any shares of Common Stock underlying ADSs not otherwise delivered in exchange for ADSs surrendered to the ADS depositary prior to such time. Purchaser also intends to offer to purchase such shares of Common Stock from the ADS depositary at a per share price equal to the Offer Price."

ITEM 9.   EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Report to Shareholders (incorporated by reference to Exhibit 2 to the amendment to the report on Form 6-K, previously filed with the SEC on January 30, 2014).

(a)(5)(I)	Proxy Card (incorporated by reference to Exhibit 3 to the amendment to the report on Form 6-K, previously filed with the SEC on January 30, 2014).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 31, 2014